CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference of our report, which includes an explanatory paragraph related to the discontinuance of SFAS No. 71, "Accounting for Certain Types of Regulation" in 1995 and the changes in accounting methods in 1993, dated January 22, 1996 on our audits of the consolidated financial statements and financial statement schedule of The Southern New England Telephone Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Annual Report on Form 10-K, in the following document filed by The Southern New England Telephone Company:

  Registration Statement No. 33-51371 on Form S-3 relating to the registration of $540 million of Debt Securities.



Coopers & Lybrand L.L.P.


Hartford, Connecticut
March 20, 1996